

May 17, 2010

Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

>   **Re: Ministry Partners Investment Company, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 30, 2010**
>   **File No. 333-163970**

Dear Mr. Dodson:

We have limited our review of your filing to those issues we have addressed in our comments and we have not conducted a review of the financial statements in the filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Division of Trading and Markets Comment

Plan of Distribution, page 83

Our Division of Trading and Markets has reviewed your letter dated May 10, 2010 and has provided the following comment based on your response to item 2:

1.   Please consider replacing the language in the second paragraph of this section with the following:

       "We are not registered as a broker-dealer, and we sell our Notes through the efforts of our officers and employees, none of whom is registered as a broker-dealer or a registered representative of a broker-dealer. Our officers and employees engaging in transactions in connection with the sale of the Notes intend to rely on the safe harbor from being considered a broker set forth in Rule 3a4-1 under the 1934 Act. Among other things, Rule 3a4-1 requires that a person relying on the safe harbor may not be compensated by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. During the period from mid-2007 through March 31, 2010, one or more of our officers or employees providing us services in connection with the offer and sale of our Notes received or could have received compensation directly or indirectly based on the sale of our Notes. Should any of these persons be found not to have satisfied the requirements of Rule 3a4-1, we would bear the burden of showing that the person's activities on our behalf did not or would not result in the person being a broker under the 1934 Act. If unable to do so, we could incur costs, and possibly monetary penalties or awards, which could be material."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst